Prospectus dated XXXXXXXX 1, 2013

	NYSE Arca Ticker
IG LONG CREDIT FUND	XXXX
IG SHORT CREDIT FUND	XXXX
HY LONG CREDIT FUND	XXXX
HY SHORT CREDIT FUND	XXXX

This Prospectus provides important information about each of the Funds (individually a "Fund" and collectively "Funds"), which are a series of Exchange Traded Spreads Trust (the "Trust"). Before you invest, please read this Prospectus and the Fund's Statement of Additional Information ("SAI") carefully and keep it for future reference.

TABLE OF CONTENTS

IG Long Credit Fund X
IG Short Credit Fund X
HY Long Credit Fund X
HY Short Credit Fund X
More Information about the Trust and the Funds X
More Information about the Funds' Investment Objective X
Further Discussion of the Funds' Principal Investment Strategies............................... X
A Further Discussion of Principal Risks …………... X
More Information about the Non-Principal Investment Strategies of the Fund ……………… X
Management of the Funds …….. X
Other Service Providers ……….. X
Shareholder Information X
Tax Consequences ………….. X
Financial Highlights X

IG LONG CREDIT FUND

Ticker: XXXX   Stock Exchange: NYSE Arca

Investment Objective

~~The investment objective of the Fund is to correlate with the total return of investors taking a long position with respect to the investment grade credit market.~~

The Fund seeks to provide long exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American investment grade debt issuers.

Fees and Expenses of the Fund
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)   None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	x.xx%
Distribution and Service (12b-1) Fees	x.xx%
Other Expenses (a)	x.xx%
Total Annual Fund Operating Expenses	x.xx%

(a) Because the Fund is new, "Other Expenses" are based on estimated amounts for the current fiscal year.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account creation or redemption transaction fees, or the brokerage commissions that you pay when purchasing or selling shares of the Fund. If commissions were included, your costs would be higher.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
IG Long Credit Fund	$XXX	$XXX

Portfolio Turnover
The Fund pays transaction costs, such as a commission or a spread, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, affect the Fund's performance. This rate excludes the value of portfolio securities received or delivered as a result of in-kind creations or redemptions of the Fund's shares. The Fund has not commenced operations as of the date of this Prospectus. Thus, no portfolio turnover information is provided for this Fund. When the Prospectus is next updated, portfolio turnover information will be provided in this location.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in ~~derivatives~~credit default swaps ("CDS"), futures, U.S. Treasury securities, and money market instruments that the Manager believes, in combination, should ~~provide investment results that correlate with the~~cause the Fund to increase in value when the North American investment

1

grade credit market ~~with the intention that~~improves. The Fund will ~~increase in value when credit markets improve~~seek to outperform, before fees and expenses, its benchmark index, the most current Markit CDX North American Investment Grade 5-year Total Return Index ("IGI"). The IGI is designed to represent the North American investment grade credit market risk by tracking the credit quality of 125 investment grade North American debt issuers or the unsubordinated debt obligations of such debt issuers. The investment grade credit market in North America consists of investors who take a long or short position with respect to the ability of all debt issuers rated "BBB-" or better by Standard & Poor's Rating Group ("S&P") or "Baa3" or better by Moody's Investor Services ("Moody's") to repay their debt obligations in full and in accordance with the terms of such obligations.   With respect to credit markets, a "long" position (which the Fund seeks to provide) means that an investor expects that the issuers of debt securities in a particular debt market will be able to meet their obligations in accordance with the terms of such debt securities in full and on-time and a "short" position means that an investor expects that the issuers of debt securities in a particular debt market will not be able to meet their obligations in accordance with the terms of such debt securities in full and on-time). ~~ The Fund's strategy involves buying and selling credit default swaps ("CDS") to maintain exposure to the relevant credit market as represented by the most current CDX Index with a 5-year maturity. (A "CDX Index" is an index comprised of multiple CDS with different Reference Entities (as defined below), all of which have an equal weighting in the index.) The Fund intends to roll its holdings when the new series of the Indices (as defined below) are issued each March and September. The advisor will seek to maintain exposure to the investment grade credit market regardless of market and/or credit conditions and will not take defensive positions in cash or other securities in anticipation of adverse market conditions. ~~. The specific entity whose debt underlies a "Single Name CDS" is referred to as the "Reference Entity".

~~The Markit CDX North American Investment Grade Index ("IGI") is determined by Markit Group Limited ("Markit"). IGI is designed to track the credit quality of 125 investment grade North American debt issuers or the unsubordinated debt obligations of such debt issuers. (CDS based upon Markit's credit indices ("Indices") are tradable instruments that allow market participants to take a view on the overall credit quality and direction of a particular credit market by trading one instrument as opposed to having to trade multiple instruments.)~~
As with any fund, there is no guarantee that the Fund will achieve its investment objective.
~~The Fund invests in~~CDS and futures are types of derivatives~~, which~~. Derivatives are financial instruments whose value is derived from the value of an underlying instrument, interest rate or index. The Fund generally invests in derivatives in order to gain access specifically to the North American investment grade credit market ~~with which it seeks to correlate.~~. The Fund's portfolio managers will determine in which derivatives the Fund will invest based on the portfolio manager's assessment of best pricing, trading characteristics, and ability to assist the Fund in outperforming the IGI.

~~To meet its investment objective,~~The Fund intends to invest primarily in the following derivatives: (i) CDS cleared by a clearing organization which are either (a) CDS index swaps, ~~including "CDX swaps",~~ based on multiple CDS relating to the debt issued by ~~multiple~~different Reference Entities, or (b) "Single Name CDS" based on CDS relating to the debt issued by a single Reference Entity ~~or~~; (ii) futures contracts based on CDS~~, the Indices, bond indices,~~ or other similar futures contracts~~,~~; and (iii) to ~~a lesser~~the extent~~, in view of market conditions, other derivatives transactions, including over-the-counter swap~~ that CDS cleared by a clearing organization are not available, fully-collateralized over-the-counter CDS transactions ("OTC ~~swaps") to the extent such transactions are not required to be cleared by the Securities and Exchange Commission ("SEC") or the Commodity Futures Trading Commission ("CFTC"). (A "Reference Entity" is the entity whose debt underlies a Single Name CDS and can be a corporation, government or other legal entity that issues debt of any kind.)~~CDS").

Credit Default Swaps: These are bilateral financial contracts that transfer credit exposure

2

between two parties. CDS ~~may be~~are used by the Fund to obtain credit risk exposure similar to that of a direct investment in investment grade bonds. One party to a CDS (the "buyer") receives credit protection, whereas the other party (the "seller") to a CDS is selling credit protection. The seller of credit protection typically receives one or more pre-determined periodic payments from the buyer of credit protection. These payments are in consideration for guaranteeing to make a specific payment to the buyer of credit protection should a negative credit event occur with respect to the issuer referenced in the CDS. The seller of credit protection would not make any payments to the buyer of credit protection unless there is a negative credit event. CDS include Single Name CDS and ~~CDX~~CDS index swaps. Because the Fund seeks to provide long exposure to the North American investment grade credit market, it will generally be a net seller of credit protection.

Futures Contracts: A standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

Additionally, to enhance the Fund's return, the Fund's assets that are not utilized to invest in derivatives will be used to purchase Money Market Instruments and U.S. Treasury Obligations. Subject to the guidelines listed below, the Fund's portfolio managers will determine in which Money Market Instruments and U.S. Treasury Obligations the Fund will invest based on the portfolio manager's assessment of best pricing and opportunity for return.

Money Market Instruments: The Fund invests in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles.

U.S. Treasury Obligations: The Fund invests in obligations of the U.S. Department of the Treasury ("U.S. Treasury"), including Treasury bills, bonds and notes, Strips and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities ("U.S. Treasury Obligations"). ~~Theses~~These debt securities will have initial maturities of six years or less.

The Advisor will not use leverage so that the notional value of the swaps held by the Fund will not exceed the total net assets of the Fund. For example, if the Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million. Some portion of the Fund's cash assets would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury obligations.

Summary of Principal Risks

As with any fund, there is no guarantee that the Fund will achieve its investment objective.

The Fund is subject to a number of risks that may affect the value of its shares, including:

Derivatives Risk: The Fund uses investment techniques, including the use of derivatives, that are highly specialized and may be considered aggressive. Because the Fund's investments in derivatives may involve a small investment relative to the amount of investment exposure assumed, losses may exceed the amounts invested in those instruments. The use of derivatives may expose the Fund to potentially dramatic changes (losses or gains) in the value of the instruments. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund's ability to successfully use derivative instruments. The use of derivatives is subject to Counterparty Risk.

CDS Risk:

- CDS. With respect to any CDS, the Fund will normally be a net credit protection "seller". When the Fund is a seller of credit protection, upon the occurrence of a credit event with respect to the Reference Entity, the Fund has an obligation to pay to the protection buyer the full notional value of a defaulted reference obligation and take delivery from the counterparty of such obligation either through physical settlement or cash settlement. Risks of CDS include the difficulties in valuing a CDS depending on whether an active market exists for them or the lack of pricing transparency and the risk that the CDS utilized by the Fund perform in a manner that ~~does not correlate to the investment grade market or perform in other ways that are~~is not expected. Because certain CDS involve many reference issuers and there are no limitations on the notional amount established for CDS, the Fund may use a single counterparty or a small number of counterparties, in which case, counterparty risk would be amplified. A CDS may involve greater risks than investing directly in the underlying reference obligations. For example, a CDS may increase the Fund's credit risk because it has exposure to both the issuer of the underlying reference obligation and the counterparty to the CDS. Investing in CDS is ~~an aggressive~~a speculative investment technique. At times when there is market stress or turmoil as in 2008 and 2009, even a well-developed market could have liquidity, pricing, and enforceability issues that could dramatically impact the value of CDS. In the event that this were to happen, it could adversely affect the performance of the Fund.

- Cleared swaps. The Fund intends to invest in swaps that are cleared by a clearing organization. Swaps that are cleared are subject to exposure to the creditworthiness of the clearing organization and its futures commission merchant involved in the transaction. For example, a Fund could lose margin payments it has deposited with a clearing organization or its futures commission merchant as well as the net amount of gains not yet paid by the clearing organization or its futures commission merchant if the clearing organization or its futures commission merchant breaches its agreement with the Fund or becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization or its futures commission merchant, the Fund may be entitled to the net amount of gains the Fund is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's or its futures commission merchant's other customers, potentially resulting in losses to the Fund.

- OTC ~~swaps~~CDS. The Fund's positions in OTC CDS are subject to counterparty risk, market risk and interest rate risk. An active market may not exist for any of the OTC CDS in which the Fund invests or in the reference obligation subject to the OTC CDS. As a result, the Fund's ability to maximize returns or minimize losses on such OTC CDS may be impaired.

Futures Risk: Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. Futures may be more volatile than investments directly in the underlying investments, involve additional costs and may involve a small initial investment relative to the risk assumed. Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage and the amount of a potential loss from a futures contract could greatly exceed the amount invested. Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified. While futures contracts are generally liquid instruments, under certain market conditions they

4

may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Market Risk: Due to market conditions, the value of the Fund's investments may fluctuate significantly from day to day. This volatility may cause the value of your investment in the Fund to decrease.

Trading Risk: Shares of the Fund may trade below their net asset value ("NAV"). The NAV of shares will fluctuate with changes in the market value of the Fund's holdings. In addition, although the Fund's shares are currently listed on the NYSE Arca, Inc. (the "Exchange"), there can be no assurance that an active trading market for shares will develop or be maintained.

Frequent Trading Risk: The Fund is expected to have relatively high "portfolio turnover," generally in excess of 100%. The frequent purchases and sales may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Frequent trading risk may cause the Fund's performance to be less than expected.

Exposure to Debt Instrument Risk: The Fund seeks exposure to CDS whose value is determined largely by the ~~values of debt instruments~~market's perception of the credit quality of the Reference Entity or Reference Entities to which the CDS relates. In addition, the Fund will directly invest in U.S. Treasury securities, a type of debt instrument. Debt instruments may have varying levels of sensitivity to changes in interest rates, credit risk and other factors. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer of the security will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates. In addition, changes in the credit quality of the issuer of a debt instrument can also affect the price of a debt instrument, as can an issuer's default on its payment obligations. To the extent the Fund is exposed to debt instruments, such factors may cause the value of an investment in the Fund to change.

Counterparty Risk: Counterparty risk is the risk that a counterparty is unwilling or unable to make timely payments to meet its contractual obligations with respect to the ~~amount the~~ Fund ~~expects to receive from counterparties to OTC derivatives or repurchase agreements entered into by the Fund, including the return of collateral posted by the Fund to secure the Fund's payment obligations~~. If a counterparty ~~becomes bankrupt or~~ fails to perform its obligations, the value of your investment in the Fund may decline. ~~The counterparty risk for cleared derivatives is generally lower than for OTC transactions because a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to the Fund.~~

Liquidity Risk: Trading in shares of the Fund may be halted because of market conditions or for reasons that, in the view of the Exchange or other securities exchange on which shares are listed, make trading in shares inadvisable. In addition, the Fund's investments in swaps and futures or other types of derivatives may be subject to restrictions on the amount and timing of any settlements, which may adversely affect the Fund's performance.

Early Close/Late Close/Trading Halt Risk: An unanticipated early close, late close, or trading halt of the Exchange may result in a shareholder's inability to buy or sell shares of the Fund on that day. In addition, an exchange or market may close early, close late or issue trading halts on specific securities, or the ability to buy or sell certain securities or derivatives may be restricted, which may result in the Fund being unable to buy or sell certain securities or derivatives. In such circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments or may incur substantial trading losses.

Interest Rate Risk: Interest rate risk is the risk that debt securities or certain financial instruments, including those held by the Fund, may fluctuate in value due to changes in interest rates. Commonly, investments subject to interest rate risk will decrease in value when interest rates rise and increase in value when interest rates decline. The value of securities with longer maturities may fluctuate more in response to interest rate changes than securities with shorter maturities.

Tax Risk: In order to qualify for the favorable U.S. federal income tax treatment accorded to "regulated investment companies," the Fund, among other things, must derive at least 90% of its gross income in each taxable year from certain categories of income, diversify its holdings to satisfy certain diversification tests, and distribute annually to its shareholders at least 90% of its ordinary income realized net short-term capital gains. If the Fund were to fail to qualify as a regulated investment company, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income.

Non-Diversification Risk: The Fund is classified as "non-diversified" under the federal securities laws. The Fund has the ability to concentrate a relatively high percentage of its investments in the securities of a small number of issuers or in contracts with a small number of counterparties, if the Advisor determines that doing so is the most efficient means of meeting its investment objective. This would make the performance of the Fund more susceptible to a single economic, political or regulatory event than a more diversified fund might be.

FUND PERFORMANCE

A comparison of the Fund's performance with that of a broad measure of market performance may give some indication of the risks of an investment in the Fund; however, the Fund is new and, therefore, does not have a performance history for a full calendar year. Of course, once the Fund has performance, this past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Updated performance information is available on the Fund's website at www.etspreads.com.

Management
The Adviser is ETSpreads, LLC and its principal office is located at 44 Montgomery Street, Suite 2100, San Francisco, CA 94104.

Portfolio Managers
William P. Mock is the lead member of the portfolio management team and has been since the Fund's inception in 2013. Steve Rogers has served as a member of the portfolio management team since the Fund's inception in 2013.

How to Buy and Sell Shares

The Fund issues and redeems shares on a continuous basis at their NAV only in a large specified number of shares called a "Creation Unit." The shares of the Fund that trade on the Exchange are "created" at their NAV by market makers, large investors and institutions only in block-size Creation Units of XX,XXX shares. A "creator" enters into an authorized participant agreement ("Participant Agreement") with the Distributor or uses a DTC participant who has executed a Participant Agreement (an "Authorized Participant"), and deposits into the Fund a portfolio of securities closely approximating the holdings of the Fund and a specified amount of cash, together totaling the NAV of the Creation Unit(s), in exchange for XX,XXX shares of the Fund (or multiples thereof).

Individual Fund shares may only be purchased and sold in secondary market transactions through brokers. The shares of the Fund are listed on the Exchange, and because shares trade at market prices rather than at

NAV, shares may trade at a value greater than or less than their NAV.

Tax Information

The Fund intends to make distributions that may be taxed as ordinary income or capital gains (or a combination of both), unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an IRA.

Payment to Broker-Dealers and Other Financial Intermediaries

Investors purchasing shares in the secondary market through a brokerage account or with the assistance of a broker may be subject to brokerage commissions and charges. If you purchase Fund shares through a broker-dealer or other financial intermediary (ie: a bank), the Fund, the Advisor or the Sub-Advisor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing broker-dealers or other intermediaries and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

22056677.1

IG SHORT CREDIT FUND

Ticker: XXXX   Stock Exchange: NYSE Arca

Investment Objective
~~The investment objective of the Fund is to correlate with the total return of investors taking a short position with respect to the investment grade credit market.~~
The Fund seeks to provide short exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American investment grade debt issuers.

Fees and Expenses of the Fund
The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)   None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	x.xx%
Distribution and Service (12b-1) Fees	x.xx%
Other Expenses (a)	x.xx%
Total Annual Fund Operating Expenses	x.xx%

(a) Because the Fund is new, "Other Expenses" are based on estimated amounts for the current fiscal year.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account creation or redemption transaction fees, or the brokerage commissions that you pay when purchasing or selling shares of the Fund. If commissions were included, your costs would be higher.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
IG Short Credit Fund	$XXX	$XXX

Portfolio Turnover
The Fund pays transaction costs, such as a commission or a spread, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, affect the Fund's performance. This rate excludes the value of portfolio securities received or delivered as a result of in-kind creations or redemptions of the Fund's shares. The Fund has not commenced operations as of the date of this Prospectus. Thus, no portfolio turnover information is provided for this Fund. When the Prospectus is next updated, portfolio turnover information will be provided in this location.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in ~~derivatives~~credit default swaps ("CDS"), futures, U.S. Treasury securities,

and money market instruments that the Manager believes, in combination, should ~~provide investment results that correlate with the~~cause the Fund to increase in value when the North American investment grade credit market ~~with the intention that~~deteriorates. The Fund will ~~increase in value when credit markets deteriorate~~seek to outperform, before fees and expenses, a short position in its benchmark index, the most current Markit CDX North American Investment Grade 5-year Total Return Index ("IGI"). The IGI is designed to represent the North American investment grade credit market risk by tracking the credit quality of 125 investment grade North American debt issuers or the unsubordinated debt obligations of such debt issuers. The investment grade credit market in North America consists of investors who take a long or short position with respect to the ability of all debt issuers rated "BBB-" or better by Standard & Poor's Rating Group ("S&P") or "Baa3" or better by Moody's Investor Services ("Moody's") to repay their debt obligations in full and in accordance with the terms of such obligations. With respect to credit markets, a "long" position means that an investor expects that the issuers of debt securities in a particular debt market will be able to meet their obligations in accordance with the terms of such debt securities in full and on-time and a "short" position (which the Fund seeks to provide) means that an investor expects that the issuers of debt securities in a particular debt market will not be able to meet their obligations in accordance with the terms of such debt securities in full and on-time~~). The Fund's strategy involves buying and selling credit default swaps ("CDS") to maintain exposure to the relevant credit market as represented by the most current CDX Index with a 5 year maturity. (A "CDX Index" is an index comprised of multiple CDS with different Reference Entities (as defined below), all of which have an equal weighting in the index.) The Fund intends to roll its holdings when the new series of the Indices (as defined below) are issued each March and September. The advisor will seek to maintain inverse exposure to the investment grade credit market regardless of market and/or credit conditions and will not take defensive positions in cash or other securities in anticipation of adverse market conditions.~~. The specific entity whose debt underlies a "Single Name CDS" is referred to as the "Reference Entity".

~~The Markit CDX North American Investment Grade Index ("IGI") is determined by Markit Group Limited ("Markit"). IGI is designed to track the credit quality of 125 investment grade North American debt issuers or the unsubordinated debt obligations of such debt issuers. (CDS based upon Markit's credit indices ("Indices") are tradable instruments that allow market participants to take a view on the overall credit quality and direction of a particular credit market by trading one instrument as opposed to having to trade multiple instruments.)~~
As with any fund, there is no guarantee that the Fund will achieve its investment objective.
~~The Fund invests in~~CDS and futures are types of derivatives~~, which~~. Derivatives are financial instruments whose value is derived from the value of an underlying instrument, interest rate or index. The Fund generally invests in derivatives in order to gain access specifically to the North American investment grade credit market~~ with which it seeks to correlate.~~. The Fund's portfolio managers will determine in which derivatives the Fund will invest based on the portfolio manager's assessment of best pricing, trading characteristics, and ability to assist the Fund in outperforming a short position in the IGI.

~~To meet its investment objective,~~ The Fund intends to invest primarily in the following derivatives: (i) CDS cleared by a clearing organization which are either (a) CDS index swaps, ~~including "CDX swaps",~~ based on multiple CDS relating to the debt issued by ~~multiple~~different Reference Entities, or (b) "Single Name CDS" based on CDS relating to the debt issued by a single Reference Entity~~ or~~; (ii) futures contracts based on CDS~~, the Indices, bond indices,~~ or other similar futures contracts~~,~~; and (iii) to ~~a lesser~~the extent~~, in view of market conditions, other derivatives transactions, including over-the-counter swap~~ that CDS cleared by a clearing organization are not available, fully-collateralized over-the-counter CDS transactions ("OTC ~~swaps") to the extent such transactions are not required to be cleared by the Securities and Exchange Commission ("SEC") or the Commodity Futures Trading Commission ("CFTC"). (A "Reference Entity" is the entity whose debt underlies a Single Name CDS and can be a corporation, government or other legal entity that issues debt of any kind.)~~CDS").

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Credit Default Swaps: These are bilateral financial contracts that transfer credit exposure between two parties. CDS ~~may be~~are used by the Fund to obtain credit risk exposure similar to that of a direct investment in investment grade bonds. One party to a CDS (the "buyer") receives credit protection, whereas the other party (the "seller") to a CDS is selling credit protection. The seller of credit protection typically receives one or more pre-determined periodic payments from the buyer of credit protection. These payments are in consideration for guaranteeing to make a specific payment to the buyer of credit protection should a negative credit event occur with respect to the issuer referenced in the CDS. The seller of credit protection would not make any payments to the buyer of credit protection unless there is a negative credit event. CDS include Single Name CDS and ~~CDX~~CDS index swaps. Because the Fund seeks to provide short exposure to the North American investment grade credit market, it will generally be a net buyer of credit protection.

Futures Contracts: A standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement. ~~To the extent that CDX futures are offered and there is sufficient liquidity in the marketplace in order to invest in them and meet the Fund's investment objectives, the Fund may invest in CDX futures.~~

Additionally, to enhance the Fund's return, the Fund's assets that are not utilized to invest in derivatives will be used to purchase Money Market Instruments and U.S. Treasury Obligations. Subject to the guidelines listed below, the Fund's portfolio managers will determine in which Money Market Instruments and U.S. Treasury Obligations the Fund will invest based on the portfolio manager's assessment of best pricing and opportunity for return.

Money Market Instruments: The Fund invests in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles.

~~US~~U.S. Treasury Obligations: The Fund invests in obligations of the U.S. Department of the Treasury ("U.S. Treasury"), including Treasury bills, bonds and notes, Strips and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities ("U.S. Treasury Obligations"). ~~Theses~~These debt securities will have initial maturities of six years or less.

The Advisor will not use leverage so that the notional value of the swaps held by the Fund will not exceed the total net assets of the Fund. For example, if the Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million. Some portion of the Fund's cash assets would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury obligations.

Summary of Principal Risks

As with any fund, there is no guarantee that the Fund will achieve its investment objective.

The Fund is subject to a number of risks that may affect the value of its shares, including:

Derivatives Risk: The Fund uses investment techniques, including the use of derivatives, that are highly specialized and may be considered aggressive. Because the Fund's investments in derivatives may involve a small investment relative to the amount of investment exposure assumed, losses may exceed the amounts invested in those instruments. The use of derivatives may expose the Fund to potentially dramatic changes (losses or gains) in the value of the instruments. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund's ability to successfully use derivative instruments. The use of derivatives is subject to Counterparty Risk.

CDS Risk:

- CDS. With respect to any CDS, the Fund will normally be a net credit protection "buyer" ~~of CDS and, therefore, will be required to make the ongoing payments specified under such contracts that represent the cost of purchasing protection from adverse credit events relating to a~~. When the Fund is a buyer of credit protection, the Fund has an obligation to pay to the protection seller one or more pre-determined periodic payments. When the Fund is a buyer of credit protection, upon the occurrence of a credit event with respect to the Reference Entity, the Fund is entitled to receive from the protection seller the full notional value of a defaulted reference obligation and take delivery from the counterparty of such obligation either through physical settlement or cash settlement. Risks of CDS include the difficulties in valuing a CDS depending on whether an active market exists for them or the lack of pricing transparency and the risk that the CDS utilized by the Fund perform in a manner that ~~does not correlate to the investment grade market or perform in other ways that are~~is not expected. Because certain CDS involve many reference issuers and there are no limitations on the notional amount established for CDS, the Fund may use a single counterparty or a small number of counterparties, in which case, counterparty risk would be amplified. A CDS may involve greater risks than investing directly in the underlying reference obligations. For example, a CDS may increase the Fund's credit risk because it has exposure to both the issuer of the underlying reference obligation and the counterparty to the CDS. Investing in CDS is ~~an aggressive~~a speculative investment technique. At times when there is market stress or turmoil as in 2008 and 2009, even a well-developed market could have liquidity, pricing, and enforceability issues that could dramatically impact the value of CDS. In the event that this were to happen, it could adversely affect the performance of the Fund.

- Cleared swaps. The Fund intends to invest in swaps that are cleared by a clearing organization. Swaps that are cleared are subject to exposure to the creditworthiness of the clearing organization and its futures commission merchant involved in the transaction. For example, a Fund could lose margin payments it has deposited with a clearing organization or its futures commission merchant as well as the net amount of gains not yet paid by the clearing organization or its futures commission merchant if the clearing organization or its futures commission merchant breaches its agreement with the Fund or becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization or its futures commission merchant, the Fund may be entitled to the net amount of gains the Fund is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's or its futures commission merchant's other customers, potentially resulting in losses to the Fund.

- OTC ~~swaps~~CDS. The Fund's positions in OTC CDS are subject to counterparty risk, market risk and interest rate risk. An active market may not exist for any of the OTC CDS in which the Fund invests or in the reference obligation subject to the OTC CDS. As a result, the Fund's ability to maximize returns or minimize losses on such OTC CDS may be impaired.

Futures Risk: Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. Futures may be

22056677.1

more volatile than investments directly in the underlying investments, involve additional costs and may involve a small initial investment relative to the risk assumed. Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage and the amount of a potential loss from a futures contract could greatly exceed the amount invested. Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Market Risk: Due to market conditions, the value of the Fund's investments may fluctuate significantly from day to day. This volatility may cause the value of your investment in the Fund to decrease.

Trading Risk: Shares of the Fund may trade below their net asset value ("NAV"). The NAV of shares will fluctuate with changes in the market value of the Fund's holdings. In addition, although the Fund's shares are currently listed on the NYSE Arca, Inc. (the "Exchange"), there can be no assurance that an active trading market for shares will develop or be maintained.

Frequent Trading Risk: The Fund is expected to have relatively high "portfolio turnover," generally in excess of 100%. The frequent purchases and sales may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Frequent trading risk may cause the Fund's performance to be less than expected.

Exposure to Debt Instrument Risk: The Fund seeks exposure to CDS whose value is determined largely by the values of debt instruments market's perception of the credit quality of the Reference Entity or Reference Entities to which the CDS relates. In addition, the Fund will directly invest in U.S. Treasury securities, a type of debt instrument. Debt instruments may have varying levels of sensitivity to changes in interest rates, credit risk and other factors. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer of the security will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates. In addition, changes in the credit quality of the issuer of a debt instrument can also affect the price of a debt instrument, as can an issuer's default on its payment obligations. To the extent the Fund is exposed to debt instruments, such factors may cause the value of an investment in the Fund to change.

Counterparty Risk: Counterparty risk is the risk that a counterparty is unwilling or unable to make timely payments to meet its contractual obligations with respect to the amount the Fund expects to receive from counterparties to OTC derivatives or repurchase agreements entered into by the Fund, including the return of collateral posted by the Fund to secure the Fund's payment obligations. If a counterparty becomes bankrupt or fails to perform its obligations, the value of your investment in the Fund may decline. The counterparty risk for cleared derivatives is generally lower than for OTC transactions because a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to the Fund.

Liquidity Risk: Trading in shares of the Fund may be halted because of market conditions or for reasons that, in the view of the Exchange or other securities exchange on which shares are listed, make trading in shares inadvisable. In addition, the Fund's investments in swaps and futures or other types of derivatives may be subject to restrictions on the amount and timing of any settlements, which may adversely affect the Fund's performance.

12

Early Close/Late Close/Trading Halt Risk: An unanticipated early close, late close, or trading halt of the Exchange may result in a shareholder's inability to buy or sell shares of the Fund on that day. In addition, an exchange or market may close early, close late or issue trading halts on specific securities, or the ability to buy or sell certain securities or derivatives may be restricted, which may result in the Fund being unable to buy or sell certain securities or derivatives. In such circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments or may incur substantial trading losses.

Interest Rate Risk: Interest rate risk is the risk that debt securities or certain financial instruments, including those held by the Fund, may fluctuate in value due to changes in interest rates. Commonly, investments subject to interest rate risk will decrease in value when interest rates rise and increase in value when interest rates decline. The value of securities with longer maturities may fluctuate more in response to interest rate changes than securities with shorter maturities.

Tax Risk: In order to qualify for the favorable U.S. federal income tax treatment accorded to "regulated investment companies," the Fund, among other things, must derive at least 90% of its gross income in each taxable year from certain categories of income, diversify its holdings to satisfy certain diversification tests, and distribute annually to its shareholders at least 90% of its ordinary income realized net short-term capital gains. If the Fund were to fail to qualify as a regulated investment company, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income.

Non-Diversification Risk: The Fund is classified as "non-diversified" under the federal securities laws. The Fund has the ability to concentrate a relatively high percentage of its investments in the securities of a small number of issuers or in contracts with a small number of counterparties, if the Advisor determines that doing so is the most efficient means of meeting its investment objective. This would make the performance of the Fund more susceptible to a single economic, political or regulatory event than a more diversified fund might be.

As with any fund, there is no guarantee that the Fund will achieve its investment objective.

FUND PERFORMANCE

A comparison of the Fund's performance with that of a broad measure of market performance may give some indication of the risks of an investment in the Fund; however, the Fund is new and, therefore, does not have a performance history for a full calendar year. Of course, once the Fund has performance, this past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Updated performance information is available on the Fund's website at www.etspreads.com.

Management
The Advisor is ETSpreads, LLC and its principal office is located at 44 Montgomery Street, Suite 2100, San Francisco, CA 94104.

Portfolio Managers
William P. Mock is the lead member of the portfolio management team and has been since the Fund's inception in 2013. Steve Rogers has served as a member of the portfolio management team since the Fund's inception in 2013.

How to Buy and Sell Shares

The Fund issues and redeems shares on a continuous basis at their NAV only in a large specified number of shares called a "Creation Unit." The shares of the Fund that trade on the Exchange are "created" at their NAV by market makers, large investors and institutions only in block-size Creation Units of XX,XXX shares. A "creator" enters into an authorized participant agreement ("Participant Agreement") with the Distributor or uses a DTC participant who has executed a Participant Agreement (an "Authorized

Participant"), and deposits into the Fund a portfolio of securities closely approximating the holdings of the Fund and a specified amount of cash, together totaling the NAV of the Creation Unit(s), in exchange for XX,XXX shares of the Fund (or multiples thereof).

Individual Fund shares may only be purchased and sold in secondary market transactions through brokers. The shares of the Fund are listed on the Exchange, and because shares trade at market prices rather than at NAV, shares may trade at a value greater than or less than their NAV.

Tax Information

The Fund intends to make distributions that may be taxed as ordinary income or capital gains (or a combination of both), unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an IRA.

Payment to Broker-Dealers and Other Financial Intermediaries

Investors purchasing shares in the secondary market through a brokerage account or with the assistance of a broker may be subject to brokerage commissions and charges. If you purchase Fund shares through a broker-dealer or other financial intermediary (*i.e.*, a bank), the Fund, the Advisor or the Sub-Advisor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing broker-dealers or other intermediaries and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

HY LONG CREDIT FUND

Ticker: XXXX   Stock Exchange: NYSE Arca

Investment Objective

~~The investment objective of the Fund is to correlate with the total return of investors taking a long position with respect to the high yield credit market.~~

The Fund seeks to provide long exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American high yield debt issuers.

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)   None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	x.xx%
Distribution and Service (12b-1) Fees	x.xx%
Other Expenses (a)	x.xx%
Total Annual Fund Operating Expenses	x.xx%

(a) Because the Fund is new, "Other Expenses" are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account creation or redemption transaction fees, or the brokerage commissions that you pay when purchasing or selling shares of the Fund. If commissions were included, your costs would be higher.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
HY Long Credit Fund	$XXX	$XXX

Portfolio Turnover

The Fund pays transaction costs, such as a commission or a spread, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, affect the Fund's performance. This rate excludes the value of portfolio securities received or delivered as a result of in-kind creations or redemptions of the Fund's shares. The Fund has not commenced operations as of the date of this Prospectus. Thus, no portfolio turnover information is provided for this Fund. When the Prospectus is next updated, portfolio turnover information will be provided in this location.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in ~~derivatives~~credit default swaps ("CDS"), futures, U.S. Treasury securities,

and money market instruments that the Manager believes, in combination, should ~~provide investment results that correlate with the~~cause the Fund to increase in value when the North American high yield credit market ~~with the intention that~~improves. The Fund will ~~increase in value when credit markets improve~~seek to outperform, before fees and expenses, its benchmark index, the most current Markit CDX North American High Yield 5-year Total Return Index ("HYI"). The HYI is designed to represent the North American high yield credit market risk by tracking the credit quality of 100 high yield North American debt issuers or the unsubordinated debt obligations of such debt issuers. The high yield credit market in North America consists of investors who take a long or short position with respect to the ability of all debt issuers rated "BBB-" or lower by Standard & Poor's Rating Group ("S&P") or "Baa3" or lower by Moody's Investor Services ("Moody's") to repay their debt obligations in full and in accordance with the terms of such obligations.   With respect to credit markets, a "long" position (which the Fund seeks to provide) means that an investor expects that the issuers of debt securities in a particular debt market will be able to meet their obligations in accordance with the terms of such debt securities in full and on-time and a "short" position means that an investor expects that the issuers of debt securities in a particular debt market will not be able to meet their obligations in accordance with the terms of such debt securities in full and on-time~~). The Fund's strategy involves buying and selling credit default swaps ("CDS") to maintain exposure to the relevant credit market as represented by the most current CDX Index with a 5-year maturity. (A "CDX Index" is an index comprised of multiple CDS with different Reference Entities (as defined below), all of which have an equal weighting in the index.) The Fund intends to roll its holdings when the new series of the Indices (as defined below) are issued each March and September. The advisor will seek to maintain exposure to the high yield credit market regardless of market and/or credit conditions and will not take defensive positions in cash or other securities in anticipation of adverse market conditions.~~. The specific entity whose debt underlies a "Single Name CDS" is referred to as the "Reference Entity".

~~The Markit CDX North American High Yield Index ("HYI") is determined by Markit Group Limited ("Markit"). HYI is designed to track the credit quality of 100 high yield North American debt issuers or the unsubordinated debt obligations of such debt issuers. (CDS based upon Markit's credit indices ("Indices") are tradable instruments that allow market participants to take a view on the overall credit quality and direction of a particular credit market by trading one instrument as opposed to having to trade multiple instruments.)~~
As with any fund, there is no guarantee that the Fund will achieve its investment objective.
~~The Fund invests in~~CDS and futures are types of derivatives~~, which~~. Derivatives are financial instruments whose value is derived from the value of an underlying instrument, interest rate or index. The Fund generally invests in derivatives in order to gain access specifically to the North American high yield credit market~~with which it seeks to correlate~~. The Fund's portfolio managers will determine in which derivatives the Fund will invest based on the portfolio manager's assessment of best pricing, trading characteristics, and ability to assist the Fund in outperforming the HYI.

~~To meet its investment objective,~~The Fund intends to invest primarily in the following derivatives: (i) CDS cleared by a clearing organization which are either (a) CDS index swaps, ~~including "CDX swaps",~~ based on multiple CDS relating to the debt issued by ~~multiple~~different Reference Entities, or (b) "Single Name CDS" based on CDS relating to the debt issued by a single Reference Entity~~or~~; (ii) futures contracts based on CDS~~, the Indices, bond indices,~~ or other similar futures contracts~~,~~; and (iii) to ~~a lesser~~the extent~~, in view of market conditions, other derivatives transactions, including over-the-counter swap~~ that CDS cleared by a clearing organization are not available, fully-collateralized over-the-counter CDS transactions ("OTC ~~swaps") to the extent such transactions are not required to be cleared by the Securities and Exchange Commission ("SEC") or the Commodity Futures Trading Commission ("CFTC"). (A "Reference Entity" is the entity whose debt underlies a Single Name CDS and can be a corporation, government or other legal entity that issues debt of any kind.)~~CDS").

Credit Default Swaps: These are bilateral financial contracts that transfer credit exposure between two parties. CDS ~~may be~~are used by the Fund to obtain credit risk exposure similar to that of a direct investment in ~~investment grade~~high yield bonds. One party to a CDS (the "buyer") receives credit protection, whereas the other party (the "seller") to a CDS is selling credit protection. The seller of credit protection typically receives one or more pre-determined periodic payments from the buyer of credit protection. These payments are in consideration for guaranteeing to make a specific payment to the buyer of credit protection should a negative credit event occur with respect to the issuer referenced in the CDS. The seller of credit protection would not make any payments to the buyer of credit protection unless there is a negative credit event. CDS include Single Name CDS and ~~CDX~~CDS index swaps. Because the Fund seeks to provide long exposure to the North American high yield credit market, it will generally be a net seller of credit protection.

Futures Contracts: A standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

Additionally, to enhance the Fund's return, the Fund's assets that are not utilized to invest in derivatives will be used to purchase Money Market Instruments and U.S. Treasury Obligations. Subject to the guidelines listed below, the Fund's portfolio managers will determine in which Money Market Instruments and U.S. Treasury Obligations the Fund will invest based on the portfolio manager's assessment of best pricing and opportunity for return.

Money Market Instruments: The Fund invests in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles.

~~US~~U.S. Treasury Obligations: The Fund invests in obligations of the U.S. Department of the Treasury ("U.S. Treasury"), including Treasury bills, bonds and notes, Strips and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities ("U.S. Treasury Obligations"). ~~Theses~~These debt securities will have initial maturities of six years or less.

The Advisor will not use leverage so that the notional value of the swaps held by the Fund will not exceed the total net assets of the Fund. For example, if the Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million. Some portion of the Fund's cash assets would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury obligations.

Summary of Principal Risks

As with any fund, there is no guarantee that the Fund will achieve its investment objective.

The Fund is subject to a number of risks that may affect the value of its shares, including:

High Yield Risk: Exposure to high yield (lower rated) debt instruments (also known as "junk bonds") may involve greater levels of interest rate, credit, liquidity and valuation risk than for higher rated instruments. High yield debt instruments may be sensitive to economic changes, political changes, or adverse developments specific to a company. These securities are subject to greater risk of loss, greater sensitivity to interest rate and economic changes, valuation difficulties, and a potential lack of a secondary or public market for securities. High yield debt instruments are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments and, therefore, such instruments generally involve greater risk of default or price changes than higher rated debt instruments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce market liquidity (liquidity risk). Less active markets may diminish the Fund's ability to obtain accurate market quotations when valuing the portfolio securities and thereby give rise to valuation risk. High yield debt instruments may also present risks based on payment expectations. For example, these instruments may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, the Fund would have to replace the security with a lower yielding security, resulting in a decreased return for investors. If the issuer of a security is in default with respect to interest or principal payments, the issuer's security could lose its entire value. Furthermore, the transaction costs associated with the purchase and sale of high yield debt instruments may vary greatly depending upon a number of factors and may adversely affect the Fund's performance.

Derivatives Risk: The Fund uses investment techniques, including the use of derivatives, that are highly specialized and may be considered aggressive. Because the Fund's investments in derivatives may involve a small investment relative to the amount of investment exposure assumed, losses may exceed the amounts invested in those instruments. The use of derivatives may expose the Fund to potentially dramatic changes (losses or gains) in the value of the instruments. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund's ability to successfully use derivative instruments. The use of derivatives is subject to Counterparty Risk.

CDS Risk:

- CDS. With respect to any CDS, the Fund will normally be a net credit protection "seller" ~~of CDS~~. When the Fund is a seller of ~~a CDS~~credit protection, upon the occurrence of a credit event with respect to the Reference Entity, the Fund has an obligation to pay to the protection buyer the full notional value of a defaulted reference obligation and take delivery from the counterparty of such obligation either through physical settlement or cash settlement. Risks of CDS include the difficulties in valuing a CDS depending on whether an active market exists for them or the lack of pricing transparency and the risk that the CDS utilized by the Fund perform in a manner that ~~does not correlate to the high yield market or perform in other ways that are~~is not expected. Because certain CDS involve many reference issuers and there are no limitations on the notional amount established for CDS, the Fund may use a single counterparty or a small number of counterparties, in which case, counterparty risk would be amplified. A CDS may involve greater risks than investing directly in the underlying reference obligations. For example, a CDS may increase the Fund's credit risk because it has exposure to both the issuer of the underlying reference obligation and the counterparty to the CDS. Investing in CDS is ~~an aggressive~~a speculative investment technique. At times when there is market stress or turmoil as in 2008 and 2009, even a well-developed market could have liquidity, pricing, and enforceability issues that could dramatically impact the value of CDS. In the event that this were to happen, it could adversely affect the performance of the Fund.

- Cleared swaps. The Fund intends to invest in swaps that are cleared by a clearing organization. Swaps that are cleared are subject to exposure to the creditworthiness of the clearing organization and its futures commission merchant involved in the transaction. For example, a Fund could lose margin payments it has deposited with a clearing organization or its futures commission merchant as well as the net amount of gains not yet paid by the clearing organization or its futures

18

commission merchant if the clearing organization or its futures commission merchant breaches its agreement with the Fund or becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization or its futures commission merchant, the Fund may be entitled to the net amount of gains the Fund is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's or its futures commission merchant's other customers, potentially resulting in losses to the Fund.

- OTC ~~swaps~~CDS. The Fund's positions in OTC CDS are subject to counterparty risk, market risk and interest rate risk. An active market may not exist for any of the OTC CDS in which the Fund invests or in the reference obligation subject to the OTC CDS. As a result, the Fund's ability to maximize returns or minimize losses on such OTC CDS may be impaired.

Futures Risk: Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. Futures may be more volatile than investments directly in the underlying investments, involve additional costs and may involve a small initial investment relative to the risk assumed. Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage and the amount of a potential loss from a futures contract could greatly exceed the amount invested. Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Market Risk: Due to market conditions, the value of the Fund's investments may fluctuate significantly from day to day. This volatility may cause the value of your investment in the Fund to decrease.

Trading Risk: Shares of the Fund may trade below their net asset value ("NAV"). The NAV of shares will fluctuate with changes in the market value of the Fund's holdings. In addition, although the Fund's shares are currently listed on the NYSE Arca, Inc. (the "Exchange"), there can be no assurance that an active trading market for shares will develop or be maintained.

Frequent Trading Risk: The Fund is expected to have relatively high "portfolio turnover," generally in excess of 100%. The frequent purchases and sales may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Frequent trading risk may cause the Fund's performance to be less than expected.

Exposure to Debt Instrument Risk: The Fund seeks exposure to CDS whose value is determined largely by the ~~values of debt instruments~~market's perception of the credit quality of the Reference Entity or Reference Entities to which the CDS relates. In addition, the Fund will directly invest in U.S. Treasury securities, a type of debt instrument. Debt instruments may have varying levels of sensitivity to changes in interest rates, credit risk and other factors. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer of the security will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates. In addition, changes in the credit quality of the issuer of a debt instrument can also affect the price of a debt instrument, as can an issuer's default on its payment obligations. To the extent the Fund is exposed to debt instruments, such factors may cause the value of an investment in the Fund to change.

Counterparty Risk: Counterparty risk is the risk that a counterparty is unwilling or unable to make timely payments to meet its contractual obligations with respect to the ~~amount the~~ Fund ~~expects to receive from~~

counterparties to OTC derivatives or repurchase agreements entered into by the Fund, including the return of collateral posted by the Fund to secure the Fund's payment obligations. If a counterparty becomes bankrupt or fails to perform its obligations, the value of your investment in the Fund may decline. The counterparty risk for cleared derivatives is generally lower than for OTC transactions because a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to the Fund.

Liquidity Risk: Trading in shares of the Fund may be halted because of market conditions or for reasons that, in the view of the Exchange or other securities exchange on which shares are listed, make trading in shares inadvisable. In addition, the Fund's investments in swaps and futures or other types of derivatives may be subject to restrictions on the amount and timing of any settlements, which may adversely affect the Fund's performance.

Early Close/Late Close/Trading Halt Risk: An unanticipated early close, late close, or trading halt of the Exchange may result in a shareholder's inability to buy or sell shares of the Fund on that day. In addition, an exchange or market may close early, close late or issue trading halts on specific securities, or the ability to buy or sell certain securities or derivatives may be restricted, which may result in the Fund being unable to buy or sell certain securities or derivatives. In such circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments or may incur substantial trading losses.

Interest Rate Risk: Interest rate risk is the risk that debt securities or certain financial instruments, including those held by the Fund, may fluctuate in value due to changes in interest rates. Commonly, investments subject to interest rate risk will decrease in value when interest rates rise and increase in value when interest rates decline. The value of securities with longer maturities may fluctuate more in response to interest rate changes than securities with shorter maturities.

Tax Risk: In order to qualify for the favorable U.S. federal income tax treatment accorded to "regulated investment companies," the Fund, among other things, must derive at least 90% of its gross income in each taxable year from certain categories of income, diversify its holdings to satisfy certain diversification tests, and distribute annually to its shareholders at least 90% of its ordinary income realized net short-term capital gains. If the Fund were to fail to qualify as a regulated investment company, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income.

Non-Diversification Risk: The Fund is classified as "non-diversified" under the federal securities laws. The Fund has the ability to concentrate a relatively high percentage of its investments in the securities of a small number of issuers or in contracts with a small number of counterparties, if the Advisor determines that doing so is the most efficient means of meeting its investment objective. This would make the performance of the Fund more susceptible to a single economic, political or regulatory event than a more diversified fund might be.

As with any fund, there is no guarantee that the Fund will achieve its investment objective.
FUND PERFORMANCE

A comparison of the Fund's performance with that of a broad measure of market performance may give some indication of the risks of an investment in the Fund; however, the Fund is new and, therefore, does not have a performance history for a full calendar year. Of course, once the Fund has performance, this past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Updated performance information is available on the Fund's website at www.etspreads.com.

22056677.1

Management

The Advisor is ETSpreads, LLC and its principal office is located at 44 Montgomery Street, Suite 2100, San Francisco, CA 94104.

Portfolio Managers

William P. Mock is the lead member of the portfolio management team and has been since the Fund's inception in 2013. Steve Rogers has served as a member of the portfolio management team since the Fund's inception in 2013.

How to Buy and Sell Shares

The Fund issues and redeems shares on a continuous basis at their NAV only in a large specified number of shares called a "Creation Unit." The shares of the Fund that trade on the Exchange are "created" at their NAV by market makers, large investors and institutions only in block-size Creation Units of XX,XXX shares. A "creator" enters into an authorized participant agreement ("Participant Agreement") with the Distributor or uses a DTC participant who has executed a Participant Agreement (an "Authorized Participant"), and deposits into the Fund a portfolio of securities closely approximating the holdings of the Fund and a specified amount of cash, together totaling the NAV of the Creation Unit(s), in exchange for XX,XXX shares of the Fund (or multiples thereof).

Individual Fund shares may only be purchased and sold in secondary market transactions through brokers. The shares of the Fund are listed on the Exchange, and because shares trade at market prices rather than at NAV, shares may trade at a value greater than or less than their NAV.

Tax Information
The Fund intends to make distributions that may be taxed as ordinary income or capital gains (or a combination of both), unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an IRA.

Payment to Broker-Dealers and Other Financial Intermediaries
Investors purchasing shares in the secondary market through a brokerage account or with the assistance of a broker may be subject to brokerage commissions and charges. If you purchase Fund shares through a broker-dealer or other financial intermediary (ie: a bank), the Fund, the Advisor or the Sub-Advisor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing broker-dealers or other intermediaries and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

HY SHORT CREDIT FUND

Ticker: XXXX   Stock Exchange: NYSE Arca

Investment Objective

~~The investment objective of the Fund is to correlate with the total return of investors taking a short position with respect to the high yield credit market.~~

The Fund seeks to provide short exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American high yield debt issuers.

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)   None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	x.xx%
Distribution and Service (12b-1) Fees	x.xx%
Other Expenses (a)	x.xx%
Total Annual Fund Operating Expenses	x.xx%

(a) Because the Fund is new, "Other Expenses" are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account creation or redemption transaction fees, or the brokerage commissions that you pay when purchasing or selling shares of the Fund. If commissions were included, your costs would be higher.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 YEAR	3 YEARS
HY Short Credit Fund	$XXX	$XXX

Portfolio Turnover

The Fund pays transaction costs, such as a commission or a spread, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, affect the Fund's performance. This rate excludes the value of portfolio securities received or delivered as a result of in-kind creations or redemptions of the Fund's shares. The Fund has not commenced operations as of the date of this Prospectus. Thus, no portfolio turnover information is provided for this Fund. When the Prospectus is next updated, portfolio turnover information will be provided in this location.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests primarily in ~~derivatives~~credit default swaps ("CDS"), futures, U.S. Treasury securities,

and money market instruments that the Manager believes, in combination, should ~~provide investment results that correlate with the inverse of the~~cause the Fund to increase in value when the North American high yield credit market ~~with the intention that~~deteriorates. The Fund will ~~increase in value when credit markets deteriorate~~seek to outperform, before fees and expenses, a short position in its benchmark index, the most current Markit CDX North American High Yield 5-year Total Return Index ("HYI"). The HYI is designed to represent the North American high yield credit market risk by tracking the credit quality of 100 high yield North American debt issuers or the unsubordinated debt obligations of such debt issuers. The high yield credit market in North America consists of investors who take a long or short position with respect to the ability of all debt issuers rated "BBB-" or lower by Standard & Poor's Rating Group ("S&P") or "Baa3" or lower by Moody's Investor Services ("Moody's") to repay their debt obligations in full and in accordance with the terms of such obligations.   With respect to credit markets, a "long" position means that an investor expects that the issuers of debt securities in a particular debt market will be able to meet their obligations in accordance with the terms of such debt securities in full and on-time and a "short" position (which the Fund seeks to provide) means that an investor expects that the issuers of debt securities in a particular debt market will not be able to meet their obligations in accordance with the terms of such debt securities in full and on-time~~). The Fund's strategy involves buying and selling credit default swaps ("CDS") to maintain exposure to the relevant credit market as represented by the most current CDX Index with a 5-year maturity. (A "CDX Index" is an index comprised of multiple CDS with different Reference Entities (as defined below), all of which have an equal weighting in the index.) The Fund intends to roll its holdings when the new series of the Indices (as defined below) are issued each March and September. The advisor will seek to maintain exposure to the inverse of the high yield credit market regardless of market and/or credit conditions and will not take defensive positions in cash or other securities in anticipation of adverse market conditions.~~. The specific entity whose debt underlies a "Single Name CDS" is referred to as the "Reference Entity".

~~The Markit CDX North American High Yield Index ("HYI") is determined by Markit Group Limited ("Markit"). HYI is designed to track the credit quality of 100 high yield North American debt issuers or the unsubordinated debt obligations of such debt issuers. (CDS based upon Markit's credit indices ("Indices") are tradable instruments that allow market participants to take a view on the overall credit quality and direction of a particular credit market by trading one instrument as opposed to having to trade multiple instruments.)~~
~~As with any fund, there is no guarantee that the Fund will achieve its investment objective.~~
~~The Fund invests in~~CDS and futures are types of derivatives~~, which~~. Derivatives are financial instruments whose value is derived from the value of an underlying instrument, interest rate or index. The Fund generally invests in derivatives in order to gain access specifically to the North American high yield credit market ~~with which it seeks to correlate.~~. The Fund's portfolio managers will determine in which derivatives the Fund will invest based on the portfolio manager's assessment of best pricing, trading characteristics, and ability to assist the Fund in outperforming a short position in the HYI.

~~To meet its investment objective,~~ The Fund intends to invest primarily in the following derivatives: (i) CDS cleared by a clearing organization which are either (a) CDS index swaps, ~~including "CDX swaps",~~ based on multiple CDS relating to the debt issued by ~~multiple~~different Reference Entities, or (b) "Single Name CDS" based on CDS relating to the debt issued by a single Reference Entity ~~or~~; (ii) futures contracts based on CDS~~, the Indices, bond indices,~~ or other similar futures contracts~~,~~; and (iii) to ~~a lesser~~the extent~~, in view of market conditions, other derivatives transactions, including over-the-counter swap~~ that CDS cleared by a clearing organization are not available, fully-collateralized over-the-counter CDS transactions ("OTC ~~swaps") to the extent such transactions are not required to be cleared by the Securities and Exchange Commission ("SEC") or the Commodity Futures Trading Commission ("CFTC"). (A "Reference Entity" is the entity whose debt underlies a Single Name CDS and can be a corporation, government or other legal entity that issues debt of any kind.)~~CDS").

Credit Default Swaps: These are bilateral financial contracts that transfer credit exposure between two parties.   CDS ~~may be~~are used by the Fund to obtain credit risk exposure similar to that of a direct investment in ~~investment grade~~high yield bonds. One party to a CDS (the "buyer") receives credit protection, whereas the other party (the "seller") to a CDS is selling credit protection. The seller of credit protection typically receives one or more pre-determined periodic payments from the buyer of credit protection. These payments are in consideration for guaranteeing to make a specific payment to the buyer of credit protection should a negative credit event occur with respect to the issuer referenced in the CDS. The seller of credit protection would not make any payments to the buyer of credit protection unless there is a negative credit event. CDS include Single Name CDS and ~~CDX~~CDS index swaps. Because the Fund seeks to provide short exposure to the North American high yield credit market, it will generally be a net buyer of credit protection.

Futures Contracts: A standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

Additionally, to enhance the Fund's return, the Fund's assets that are not utilized to invest in derivatives will be used to purchase Money Market Instruments and U.S. Treasury Obligations. Subject to the guidelines listed below, the Fund's portfolio managers will determine in which Money Market Instruments and U.S. Treasury Obligations the Fund will invest based on the portfolio manager's assessment of best pricing and opportunity for return.

Money Market Instruments: The Fund invests in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles.

~~US~~U.S. Treasury Obligations: The Fund invests in obligations of the U.S. Department of the Treasury ("U.S. Treasury"), including Treasury bills, bonds and notes, Strips and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities ("U.S. Treasury Obligations"). ~~Theses~~These debt securities will have initial maturities of six years or less.

The Advisor will not use leverage so that the notional value of the swaps held by the Fund will not exceed the total net assets of the Fund. For example, if the Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million. Some portion of the Fund's cash assets would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury obligations.

Summary of Principal Risks

As with any fund, there is no guarantee that the Fund will achieve its investment objective.

The Fund is subject to a number of risks that may affect the value of its shares, including:

High Yield Risk: Exposure to high yield (lower rated) debt instruments (also known as "junk bonds") may involve greater levels of interest rate, credit, liquidity and valuation risk than for higher rated instruments. High yield debt instruments may be sensitive to economic changes, political changes, or adverse developments specific to a company. These securities are subject to greater risk of loss, greater sensitivity to interest rate and economic changes, valuation difficulties, and a potential lack of a secondary or public market for securities. High yield debt instruments are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments and, therefore, such instruments generally involve greater risk of default or price changes than higher rated debt instruments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce market liquidity (liquidity risk). Less active markets may diminish the Fund's ability to obtain accurate market quotations when valuing the portfolio securities and thereby give rise to valuation risk. High yield debt instruments may also present risks based on payment expectations. For example, these instruments may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, the Fund would have to replace the security with a lower yielding security, resulting in a decreased return for investors. If the issuer of a security is in default with respect to interest or principal payments, the issuer's security could lose its entire value. Furthermore, the transaction costs associated with the purchase and sale of high yield debt instruments may vary greatly depending upon a number of factors and may adversely affect the Fund's performance.

Derivatives Risk: The Fund uses investment techniques, including the use of derivatives, that are highly specialized and may be considered aggressive. Because the Fund's investments in derivatives may involve a small investment relative to the amount of investment exposure assumed, losses may exceed the amounts invested in those instruments. The use of derivatives may expose the Fund to potentially dramatic changes (losses or gains) in the value of the instruments. The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund's ability to successfully use derivative instruments. The use of derivatives is subject to Counterparty Risk.

CDS Risk:

- CDS. With respect to any CDS, the Fund will normally be a net credit protection "buyer" ~~of CDS and, therefore, will be required to make the ongoing payments specified under such contracts that represent the cost of purchasing protection from adverse credit events relating to a~~. When the Fund is a buyer of credit protection, the Fund has an obligation to pay to the protection seller one or more pre-determined periodic payments. When the Fund is a buyer of credit protection, upon the occurrence of a credit event with respect to the Reference Entity, the Fund is entitled to receive from the protection seller the full notional value of a defaulted reference obligation and take delivery from the counterparty of such obligation either through physical settlement or cash settlement. Risks of CDS include the difficulties in valuing a CDS depending on whether an active market exists for them or the lack of pricing transparency and the risk that the CDS utilized by the Fund perform in a manner that ~~does not correlate to the high yield market or perform in other ways that are~~is not expected. Because certain CDS involve many reference issuers and there are no limitations on the notional amount established for CDS, the Fund may use a single counterparty or a small number of counterparties, in which case, counterparty risk would be amplified. A CDS may involve greater risks than investing directly in the underlying reference obligations. For example, a CDS may increase the Fund's credit risk because it has exposure to both the issuer of the underlying reference obligation and the counterparty to the CDS. Investing in CDS is ~~an aggressive~~a speculative investment technique. At times when there is market stress or turmoil as in 2008 and 2009, even a well-developed market could have liquidity, pricing, and enforceability issues that could dramatically impact the value of CDS. In the event that this were to happen, it could adversely affect the performance of the Fund.

- Cleared swaps. The Fund intends to invest in swaps that are cleared by a clearing organization. Swaps that are cleared are subject to exposure to the creditworthiness of the clearing organization

25

and its futures commission merchant involved in the transaction. For example, a Fund could lose margin payments it has deposited with a clearing organization or its futures commission merchant as well as the net amount of gains not yet paid by the clearing organization or its futures commission merchant if the clearing organization or its futures commission merchant breaches its agreement with the Fund or becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization or its futures commission merchant, the Fund may be entitled to the net amount of gains the Fund is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's or its futures commission merchant's other customers, potentially resulting in losses to the Fund.

- OTC ~~swaps~~CDS. The Fund's positions in OTC CDS are subject to counterparty risk, market risk and interest rate risk. An active market may not exist for any of the OTC CDS in which the Fund invests or in the reference obligation subject to the OTC CDS. As a result, the Fund's ability to maximize returns or minimize losses on such OTC CDS may be impaired.

Futures Risk: Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. Futures may be more volatile than investments directly in the underlying investments, involve additional costs and may involve a small initial investment relative to the risk assumed. Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage and the amount of a potential loss from a futures contract could greatly exceed the amount invested. Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Market Risk: Due to market conditions, the value of the Fund's investments may fluctuate significantly from day to day. This volatility may cause the value of your investment in the Fund to decrease.

Trading Risk: Shares of the Fund may trade below their net asset value ("NAV"). The NAV of shares will fluctuate with changes in the market value of the Fund's holdings. In addition, although the Fund's shares are currently listed on the NYSE Arca, Inc. (the "Exchange"), there can be no assurance that an active trading market for shares will develop or be maintained.

Frequent Trading Risk: The Fund is expected to have relatively high "portfolio turnover," generally in excess of 100%. The frequent purchases and sales may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Frequent trading risk may cause the Fund's performance to be less than expected.

Exposure to Debt Instrument Risk: The Fund seeks exposure to CDS whose value is determined largely by the ~~values of debt instruments~~value is determined largely by the market's perception of the credit quality of the Reference Entity or Reference Entities to which the CDS relates. In addition, the Fund will directly invest in U.S. Treasury ~~Obligations~~securities, a type of debt instrument. Debt instruments may have varying levels of sensitivity to changes in interest rates, credit risk and other factors. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer of the security will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates. In addition, changes in the credit quality of the issuer of a debt instrument can also affect the price of a debt instrument, as can an issuer's default on its payment obligations. To the extent the Fund is exposed to debt instruments, such factors may cause the value of an investment in the Fund to change.

Counterparty Risk: Counterparty risk is the risk that a counterparty is unwilling or unable to make timely payments to meet its contractual obligations with respect to the ~~amount the~~ Fund ~~expects to receive from counterparties to OTC derivatives or repurchase agreements entered into by the Fund, including the return of collateral posted by the Fund to secure the Fund's payment obligations~~. If a counterparty ~~becomes bankrupt or~~ fails to perform its obligations, the value of your investment in the Fund may decline. ~~The counterparty risk for cleared derivatives is generally lower than for OTC transactions because a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to the Fund.~~

Liquidity Risk: Trading in shares of the Fund may be halted because of market conditions or for reasons that, in the view of the Exchange or other securities exchange on which shares are listed, make trading in shares inadvisable. In addition, the Fund's investments in swaps and futures or other types of derivatives may be subject to restrictions on the amount and timing of any settlements, which may adversely affect the Fund's performance.

Early Close/Late Close/Trading Halt Risk: An unanticipated early close, late close, or trading halt of the Exchange may result in a shareholder's inability to buy or sell shares of the Fund on that day. In addition, an exchange or market may close early, close late or issue trading halts on specific securities, or the ability to buy or sell certain securities or derivatives may be restricted, which may result in the Fund being unable to buy or sell certain securities or derivatives. In such circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments or may incur substantial trading losses.

Interest Rate Risk: Interest rate risk is the risk that debt securities or certain financial instruments, including those held by the Fund, may fluctuate in value due to changes in interest rates. Commonly, investments subject to interest rate risk will decrease in value when interest rates rise and increase in value when interest rates decline. The value of securities with longer maturities may fluctuate more in response to interest rate changes than securities with shorter maturities.

Tax Risk: In order to qualify for the favorable U.S. federal income tax treatment accorded to "regulated investment companies," the Fund, among other things, must derive at least 90% of its gross income in each taxable year from certain categories of income, diversify its holdings to satisfy certain diversification tests, and distribute annually to its shareholders at least 90% of its ordinary income realized net short-term capital gains. If the Fund were to fail to qualify as a regulated investment company, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income.

Non-Diversification Risk: The Fund is classified as "non-diversified" under the federal securities laws. The Fund has the ability to concentrate a relatively high percentage of its investments in the securities of a small number of issuers or in contracts with a small number of counterparties, if the Advisor determines that doing so is the most efficient means of meeting its investment objective. This would make the performance of the Fund more susceptible to a single economic, political or regulatory event than a more diversified fund might be.

~~As with any fund, there is no guarantee that the Fund will achieve its investment objective.~~
FUND PERFORMANCE

A comparison of the Fund's performance with that of a broad measure of market performance may give some indication of the risks of an investment in the Fund; however, the Fund is new and, therefore, does not have a performance history for a full calendar year. Of course, once the Fund has performance, this past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future.

Updated performance information is available on the Fund's website at www.etspreads.com.

Management
The Advisor is ETSpreads, LLC and its principal office is located at 44 Montgomery Street, Suite 2100, San Francisco, CA 94104.

Portfolio Managers
William P. Mock is the lead member of the portfolio management team and has been since the Fund's inception in 2013. Steve Rogers has served as a member of the portfolio management team since the Fund's inception in 2013.

How to Buy and Sell Shares

The Fund issues and redeems shares on a continuous basis at their NAV only in a large specified number of shares called a "Creation Unit." The shares of the Fund that trade on the Exchange are "created" at their NAV by market makers, large investors and institutions only in block-size Creation Units of XX,XXX shares. A "creator" enters into an authorized participant agreement ("Participant Agreement") with the Distributor or uses a DTC participant who has executed a Participant Agreement (an "Authorized Participant"), and deposits into the Fund a portfolio of securities closely approximating the holdings of the Fund and a specified amount of cash, together totaling the NAV of the Creation Unit(s), in exchange for XX,XXX shares of the Fund (or multiples thereof).

Individual Fund shares may only be purchased and sold in secondary market transactions through brokers. The shares of the Fund are listed on the Exchange, and because shares trade at market prices rather than at NAV, shares may trade at a value greater than or less than their NAV.

Tax Information
The Fund intends to make distributions that may be taxed as ordinary income or capital gains (or a combination of both), unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an IRA.

Payment to Broker-Dealers and Other Financial Intermediaries
Investors purchasing shares in the secondary market through a brokerage account or with the assistance of a broker may be subject to brokerage commissions and charges. If you purchase Fund shares through a broker-dealer or other financial intermediary (ie: a bank), the Fund, the Advisor or the Sub-Advisor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing broker-dealers or other intermediaries and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

MORE INFORMATION ABOUT THE TRUST AND THE FUNDS

The Trust is a Delaware statutory trust offering a number of professionally managed investment portfolios or funds. This Prospectus describes the four series offered as part of the Trust.

Creation Units of the Funds are issued and redeemed principally in cash for shares of the Funds. EXCEPT WHEN AGGREGATED IN CREATION UNITS, SHARES OF THE FUND ARE NOT REDEEMABLE SECURITIES.

MORE INFORMATION ABOUT EACH FUND'S INVESTMENT OBJECTIVE

The investment objective of the IG Long Credit Fund is to ~~correlate with the total return of investors taking a long position with respect to the~~ provide long exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American investment grade ~~credit market~~debt issuers.

The investment objective of the IG Short Credit Fund is to ~~correlate with the total return of investors taking a short position with respect to the~~provide short exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American investment grade ~~credit market~~debt issuers.

The investment objective of the HY Long Credit Fund is to ~~correlate with the total return of investors taking a long position with respect to the~~provide long exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American high yield ~~credit market~~debt issuers.

The investment objective of the HY Short Credit Fund is to ~~correlate with the total return of investors taking a short position with respect to the~~provide short exposure to the credit (i.e., the likelihood that a borrower performs its payment obligations) of a diversified portfolio of North American high yield ~~credit market~~debt issuers.

The investment objective of each Fund is non-fundamental and may be changed by the Board of Trustees of the Trust (the "Board") without a shareholder vote.

FURTHER DISCUSSION OF THE FUNDS' PRINCIPAL INVESTMENT STRATEGIES

Each Fund invests primarily in ~~cleared~~ CDS, futures, U.S. Treasury Obligations and money market instruments that the ~~Advisor~~Manager believes, in combination, should provide investment results that ~~track~~outperform, before fees and expenses, ~~to~~a long or short position in that Fund's benchmark ~~index~~. Each Fund uses an active investment strategy to seek to meet its investment objective, which is to ~~correlate with the performance of~~provide long or short exposure to the applicable North American credit market ~~(or inverse thereof)~~ as represented by the applicable benchmark index. The Advisor, subject to the oversight of the Board, has discretion on a daily basis to manage each Fund's portfolio in accordance with such Fund's investment objective and investment policies. The Advisor will not take defensive positions in cash or other securities in anticipation of adverse market conditions. There can be no assurance that any of the Funds will meet its investment objective.

Each Fund intends to utilize as its performance benchmark ~~CDS indices that correlate with specific segments of the U.S. corporate credit markets~~either the Markit CDX North American Investment Grade 5-year Total Return Index or the Markit CDX North American High Yield 5-year Total Return Index (each an "Index," together the "Indices"). Two Funds will seek to ~~correlate with the performance of the~~provide exposure to the credit of a diversified portfolio of North American investment grade ~~credit market~~debt issuers, both long and short; two Funds will seek to ~~correlate with the performance of the~~provide exposure to the credit of a diversified portfolio of North American high yield ~~credit market~~debt issuers, both long and short~~. Currently, the most widely tracked indices are the Markit CDX North American Investment Grade Index and the Markit CDX North American High Yield Index (each an "Index," and together the "Indices"). The Funds intend to roll their holdings when the new series of the Indices are issued each March and September. This will ensure that a Fund's benchmark will continue to reflect the then current North American corporate credit markets.~~.

Derivatives: The Funds invest in derivatives, which are financial instruments whose value is derived from the value of an underlying instrument, interest rate or index. Each Fund generally invests in derivatives in order to gain access specifically to the applicable North American credit market~~ it seeks to track~~, either investment grade or high yield. These derivatives principally include:

- ~~CDS~~Credit Default Swaps: These are bilateral financial contracts that transfer credit exposure between two parties.   CDS ~~may be~~are used by the Funds to obtain credit risk exposure similar to that of a direct investment in either investment grade or high yield bonds, as appropriate. One party to a CDS (the "buyer") receives credit protection ~~or sheds credit risk~~, whereas the other party (the "seller") to a CDS is selling credit protection ~~or taking on credit risk~~. The seller of credit protection typically receives one or more ~~pre-determined~~pre-determined periodic payments from the buyer of credit protection. These payments are in consideration for guaranteeing to make a specific payment to the buyer of credit protection should a negative credit event occur with respect to ~~one of~~ the ~~issuers~~issuer referenced in the CDS. The seller of credit protection ~~of a CDS~~ would not make any payments to the buyer of credit protection unless there is a negative credit event. CDS include ~~swaps based on the debt of a single issuer, or Reference Entity. CDS also include swaps based on the return of a group of~~ Single Name CDS~~,~~ ~~known as CDS-indexed swaps ("CDX"). CDX are a type of CDS that allow investors such as the Funds to buy and sell protection with respect to a pre-determined group of Reference Entities from various industries, but with similar credit ratings. The Funds invest in both cleared and OTC CDS. Unlike an OTC CDS where the Funds have direct exposure to the counterparty, a CDS that is cleared is subject to the creditworthiness of the clearing organizations involved in the transaction since a clearing organization becomes substituted for each counterparty to a cleared CDS transaction.~~ and CDS index swaps. Each Fund that seeks to provide long exposure to either the North American investment grade or North American high yield credit market will generally be a net seller of credit protection. Each Fund that seeks to provide short exposure to either the North American investment grade or the North American high yield credit market will generally be a net buyer of credit protection.

- Futures Contracts: A standardized contract traded on, or subject to the rules of, an exchange that calls for the future delivery of a specified quantity and type of asset at a specified time and place or, alternatively, may call for cash settlement.

Money Market Instruments: The Funds invest in short-term cash instruments that have a remaining maturity of 397 days or less and exhibit high quality credit profiles.

U.S. Treasury Obligations: The Funds invest in obligations of the U.S. Department of the Treasury ("U.S. Treasury"), including Treasury bills, bonds and notes, Strips and other obligations issued or guaranteed by the U.S. Treasury, and repurchase agreements fully collateralized by U.S. Treasury securities ("U.S. Treasury Obligations"). These debt securities ~~carry different interest rates,~~will have maturities ~~and issue dates~~of six years or less.

The Advisor will not use leverage so that the notional value of the swaps held by a Fund will not exceed the total net assets of that Fund. For example, if a Fund had $50 million in net assets, it could enter into a swap with a notional value of the same $50 million. Some portion of a Fund's cash would be used for collateral and the balance would remain in cash, money market instruments and U.S. Treasury Obligations.   Each Fund will comply with the asset segregation requirements imposed by the 1940 Act. In addition to posting margin to the clearing house and its futures commission merchant in connection with cleared swaps, or margin posted in connection with its OTC swaps, each Fund will also take other steps to preserve its unleveraged status. In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or "earmark" cash or assets determined to be liquid by the Company in accordance with procedures established by the Board of Trustees, with a value at least equal to the Fund's maximum potential exposure under such swaps (e.g., any accrued but unpaid net amounts owed by the Fund to any clearing house counterparty), on a marked-to-market basis. In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or "earmark" cash or assets determined to be liquid by the Company in accordance with procedures established by the Board of Trustees, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund under an offsetting cleared transaction). All funds other than amounts held with a clearing house or futures commission merchant, will be held with the Funds' unaffiliated custodian. Such segregation or "earmarking" will ensure that the Fund has assets available to satisfy its obligations, including its losses, with respect to the transaction and will limit any potential leveraging of the Fund's portfolio.

FURTHER DISCUSSION OF THE FUNDS' PRINCIPAL RISKS

The Funds are subject to various risks, including the principal risks noted above, any of which may adversely affect ~~the value of~~ each Fund's ~~NAV~~shares, trading price, yield, total return and ability to meet its investment objective. You could lose all or part of your investment in the Funds, and the Funds could underperform other investments. As with any fund, there is no guarantee that a Fund will achieve its investment objective.

Derivatives Risk: The Funds use investment techniques ~~and~~, including the use of derivatives, that are highly specialized and may be considered aggressive. Because the Funds' investments in derivatives may involve a small investment relative to the amount of investment exposure assumed, losses may exceed the amounts invested in those instruments. The use of derivatives may expose the Funds to potentially dramatic changes (losses or gains) in the value of the instruments. The derivatives market is subject to a changing regulatory environment. ~~The use of derivatives is subject to Counterparty Risk.~~ It is possible that regulatory or other developments in the derivatives market could adversely affect each Fund's ability to successfully use derivative instruments.
 The use of derivatives is subject to Counterparty ~~CDS~~ Risk~~:~~.

CDS Risk:

- CDS. A seller of credit protection under a CDS becomes subject to the credit risk of the Reference Entities, which is the possibility that a Reference Entity will become unwilling or unable to make timely payments on its debt securities or to otherwise meet its obligations, and the related risk of a decline in the value of the CDS that will occur when the credit quality of the Reference Entities deteriorates or is perceived to deteriorate. Conversely, a buyer of credit protection pays a pre-determined amount for protection against specified adverse credit events occurring with respect to a Reference Entity (which amount will not be returned whether or not any such events occur), and becomes subject to the risk that the value of the CDS will decline if the credit quality or the perceived credit quality of the Reference Entities improves. When a Fund is a buyer of credit protection, the Fund has an obligation to pay to the protection seller one or more pre-determined periodic payments. When a Fund is a seller of credit protection, upon the occurrence of a credit event with respect to the Reference Entity, the Fund has an obligation to pay to the protection buyer the full notional value of a defaulted reference obligation and take delivery from the counterparty of such obligation either through physical settlement or cash settlement. Risks of CDS include the difficulties in valuing a CDS depending on whether an active market exists for them or the lack of pricing transparency and the risk that the CDS utilized by the Fund perform in a manner that ~~does not correlate to the market targeted by the Fund or perform in other ways that are~~is not expected. Because certain CDS involve many reference issuers and there are no limitations on the notional amount established for CDS, the Fund may use a single counterparty or a small number of counterparties, in which case, counterparty risk would be amplified. A CDS may involve greater risks than investing directly in the underlying reference obligations. For example, a CDS may increase the Fund's credit risk because it has exposure to both the issuer of the underlying reference obligation and the counterparty to the CDS. Investing in CDS is ~~an aggressive~~a speculative investment technique. At times when there is market stress or turmoil as in 2008 and 2009, even a well-developed market could have liquidity, pricing, and enforceability issues that could dramatically impact the value of CDS. In the event that this were to happen, it could adversely affect the performance of the Fund.

- Cleared swaps. ~~The~~Each Fund intends to invest in swaps that are cleared by a clearing organization. Swaps that are cleared are subject to exposure to the creditworthiness of the clearing organization and its futures commission merchant involved in the transaction. For example, a Fund could lose margin payments it has deposited with a clearing organization or its futures commission merchant as well as the net amount of gains not yet paid by the clearing organization or its futures commission merchant if the clearing organization or its futures commission merchant breaches its agreement with the Fund or becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization or its futures commission merchant, the Fund may be entitled to the net amount of gains the Fund is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's or its futures

31

commission merchant's other customers, potentially resulting in losses to the Fund.

- OTC ~~Swaps~~CDS. Each Fund's positions in OTC CDS are subject to counterparty risk, market risk and interest rate risk. An active market may not exist for any of the OTC CDS in which the Fund invests or in the reference obligation subject to the OTC CDS. As a result, the Fund's ability to maximize returns or minimize losses on such OTC CDS may be impaired.

Futures Risk: Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. Futures may be more volatile than investments directly in the underlying investments, involve additional costs and may involve a small initial investment relative to the risk assumed. Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage. Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Exposure to Debt Instrument Risk: Each Fund seeks exposure to CDS whose value is determined largely by the market's perception of the credit quality of the Reference Entity or Reference Entities to which the CDS relates. In addition, a Fund will directly invest in U.S. Treasury securities, a type of debt ~~instruments~~instrument. Debt instruments may have varying levels of sensitivity to changes in interest rates, credit risk and other factors. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer of the security will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates. In addition, changes in the credit quality of the issuer of a debt instrument can also affect the price of a debt instrument, as can an issuer's default on its payment obligations. To the extent a Fund is exposed to debt instruments, such factors may cause the value of an investment in the Fund to change.

High Yield Risk: The HY Long Credit Fund and the HY Short Credit Fund (the "HY Credit Funds") are subject to high yield risk. Exposure to high yield (lower rated) debt instruments (also known as "junk bonds") may involve greater levels of interest rate, credit, liquidity and valuation risk than for higher rated instruments. High yield debt instruments may be sensitive to economic changes, political changes, or adverse developments specific to a company. These securities are subject to greater risk of loss, greater sensitivity to interest rate and economic changes, valuation difficulties, and a potential lack of a secondary or public market for securities. High yield debt instruments are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments and, therefore, such instruments generally involve greater risk of default or price changes than higher rated debt instruments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce market liquidity (liquidity risk). Less active markets may diminish the HY Funds' abilities to obtain accurate market quotations when valuing the portfolio securities and thereby give rise to valuation risk. High yield debt instruments may also present risks based on payment expectations. For example, these instruments may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, the Fund would have to replace the security with a lower yielding security, resulting in a decreased return for investors. If the issuer of a security is in default with respect to interest or principal payments, the issuer's security could lose its entire value. Furthermore, the transaction costs associated with the purchase and sale of high yield debt instruments may vary greatly depending upon a number of factors and may adversely affect the Fund's performance.

Counterparty Risk: Counterparty risk is the risk that a counterparty is unwilling or unable to make timely payments to meet its contractual obligations with respect to the ~~amount the Funds expect to receive from counterparties to OTC derivatives or repurchase agreements entered into by the~~ Funds. If a counterparty becomes bankrupt or fails to perform its obligations, the value of your investment in the Funds may decline. ~~The counterparty risk for cleared derivatives is generally lower than for OTC transactions because a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the~~

32

~~clearing house for performance of financial obligations. However, there can be no assurance that the clearing house, or its members, will satisfy its obligations to the Funds.~~

Liquidity Risk: Trading in shares of the Funds may be halted because of market conditions or for reasons that, in the view of the Exchange or other securities exchange on which shares are listed, make trading in shares inadvisable. In addition, a Fund's investments in swaps and futures or other types of derivatives may be subject to restrictions on the amount and timing of any settlements, which may adversely affect that Fund's performance.

Market Risk: Due to market conditions, the value of the Funds' investments may fluctuate significantly from day to day. This volatility may cause the value of your investment in the Funds to decrease.

Interest Rate Risk: Interest rate risk is the risk that debt securities or certain financial instruments, including those held by the Funds, may fluctuate in value due to changes in interest rates. Commonly, investments subject to interest rate risk will decrease in value when interest rates rise and increase in value when interest rates decline. The value of securities with longer maturities may fluctuate more in response to interest rate changes than securities with shorter maturities.

Tax Risk: In order to qualify for the favorable U.S. federal income tax treatment accorded to "regulated investment companies," ~~the~~a Fund, among other things, must derive at least 90% of its gross income in each taxable year from certain categories of income, diversify its holdings to satisfy certain diversification tests, and distribute annually to its shareholders at least 90% of its ordinary income realized net short-term capital gains. If ~~the~~a Fund were to fail to qualify as a regulated investment company, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income.

Trading Risk: Shares of the Funds may trade below their NAV. The NAV of shares will fluctuate with changes in the market value of their Funds' holdings. In addition, although the Funds' shares are currently listed on the Exchange, there can be no assurance that an active trading market for shares will develop or be maintained.

Early Close/Late Close/Trading Halt Risk: An unanticipated early close, late close, or trading halt of the Exchange may result in a shareholder's inability to buy or sell shares of the Funds on that day. In addition, an exchange or market may close early, close late or issue trading halts on specific securities, or the ability to buy or sell certain securities or derivatives may be restricted, which may result in the Funds being unable to buy or sell certain securities or derivatives. In such circumstances, the Funds may be unable to rebalance their portfolios, may be unable to accurately price their investments and/or may incur substantial trading losses.

Non-Diversification Risk: The Funds are classified as "non-diversified" under the federal securities laws. Each Fund has the ability to concentrate a relatively high percentage of its investments in the securities of a small number of issuers or in contracts with a small number of counterparties, if the Advisor determines that doing so is the most efficient means of meeting its investment objective. This would make the performance of the Funds more susceptible to a single economic, political or regulatory event than more diversified funds might be.

Frequent Trading Risk: The ~~Fund is~~Funds are expected to have relatively high "portfolio turnover," generally in excess of 100%. The frequent purchases and sales may result in the ~~Fund~~Funds paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Frequent trading risk may cause the ~~Fund's~~Funds' performance to be less than expected.

MORE INFORMATION ABOUT NON-PRINCIPAL INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is managed to track the performance (or inverse performance) of a specified credit market. The Funds do not attempt to take defensive positions under any market conditions, including declining markets.

Transparency. Each Fund's portfolio holdings will be disclosed on the Trust's website daily after the close of trading on the Exchange and prior to the opening of trading on the Exchange the following day.

An investment in the Funds may be appropriate for investors who are willing to accept the risks and uncertainties of investing in ETFs and related derivatives that provide investment exposure to credit markets.

Please see the SAI for a more complete list of portfolio investment strategies, permitted investments and related risks.

A description of each Fund's policies and procedures with respect to the disclosure of Fund portfolio securities is available (i) in the SAI and (ii) on the Trust's website at www.etspreads.com. www.etspreads.com. Each Fund's daily portfolio holdings information is also available on the Trust's website.

MANAGEMENT OF THE FUND

Investment Advisor

ETSpreads, LLC, located at 44 Montgomery Street, Suite 2100, San Francisco, CA 94104, serves as investment advisor to the Funds. The Advisor continuously reviews, supervises, and administers the Funds' investment programs. The Board supervises the Advisor and establishes policies that the Advisor must follow in its day-to-day management activities. As of December 31, 2012, the Advisor and its affiliates had approximately $860 million in assets under management. Pursuant to an investment advisory agreement between the Trust and the Advisor, the Advisor is entitled to X.XX% of the NAV of the Fund.

The Advisor bears all of its own costs associated with providing these advisory services and the expenses of the members of the Board who are affiliated with the Advisor. The Advisor may make payments from its own resources to broker-dealers and other financial institutions in connection with the sale of Fund shares.

A discussion regarding the basis for the Board's approval of the Funds' investment advisory agreement will be available in the Funds' first Annual or Semi-Annual Report to Shareholders following the Funds' commencement of operations.

The Portfolio Managers

William P. Mock, a member of the Advisor, has been the lead portfolio manager of the Funds since their inceptions. Mr. Mock rejoined Shelton Capital Management, the Managing Member of the Advisor, as Portfolio Manager in 2007. Mr. Mock was the head trader for TKI Capital Management, an investment advisor to a convertible arbitrage hedge fund, from 2003 to 2006. From 2001 to 2003, Mr. Mock was a portfolio manager at CCM Partners ("CCM"), where he serves as the portfolio manager or co-portfolio manager for a number funds. Prior to originally joining CCM in 2001, he gained investment and trading experience at Societe Generale and Citibank, N.A. He holds an engineering degree from Kansas State University and is an honors graduate of the University of Chicago Graduate School of Business MBA Program, with an emphasis in finance.

Steve Rogers, a member of the Advisor, has been a portfolio manager of the Fund since its inception. Mr. Rogers currently serves as the portfolio manager or co-portfolio manager for a number of equity and fixed income funds advised by Shelton Capital Management, the Managing Member of the Advisor. He joined Shelton Capital Management in 1993 and currently serves as its Chief Executive Officer. Mr. Rogers graduated from the University of Iowa and earned his MBA from the University of California at Berkeley.

The SAI provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers' ownership of securities in the Funds.

22056677.1

OTHER SERVICE PROVIDERS

ALPS Fund Services, LLC (the "Distributor") is the principal underwriter and distributor of the Fund's shares. Its principal address is 1290 Broadway, Suite 1100, Denver, CO 80203. The Distributor will not distribute shares in less than whole Creation Units, and it does not maintain a secondary market in the shares. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Distributor is not affiliated with the Advisor, The Bank of New York Mellon or any of their respective affiliates.

The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286, serves as the administrator, custodian, transfer agent and fund accounting agent for the Fund.

Reed Smith LLP, located at 225 Fifth Avenue, Pittsburgh, PA 15222 serves as legal counsel to the Fund.

Tait, Weller & Baker LLP, located at 1818 Market Street, Philadelphia, Pennsylvania 19103, serves as the Fund's independent registered public accounting firm. The independent registered public accounting firm is responsible for auditing the annual financial statements of the Fund.

SHAREHOLDER INFORMATION

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. DTC or its nominee is the record owner of all outstanding shares of the Fund and is recognized as the owner of all shares.

Investors owning shares of the Fund are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of stock certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants (*e.g.*, broker-dealers, banks, trust companies, or clearing companies). These procedures are the same as those that apply to any stocks that you hold in book entry or "street name" through your brokerage account.

Calculating Net Asset Value
The Fund calculates NAV by: (i) taking the current market value of its total assets; (ii) subtracting any liabilities; and (iii) dividing that amount by the total number of shares owned by shareholders.

The Fund calculates NAV once each business day as of the regularly scheduled close of normal trading on the New York Stock Exchange (the "NYSE") (normally, 4:00 p.m., Eastern Time). The NYSE is typically closed on weekends and most national holidays.

In calculating NAV, the Fund generally values its investment portfolio at market price. If market prices are unavailable or the Fund thinks that they are unreliable, or when the value of a security has been materially affected by events occurring after the relevant market closes, the Fund will price those securities at fair value as determined in good faith using methods approved by the Board.

The use of fair valuation in pricing a security involves the consideration of a number of subjective factors and, therefore, is susceptible to the unavoidable risk that the valuation may be higher or lower than the price at which the security might actually trade if a reliable market price were readily available.

More information about the valuation of the Fund's holdings can be found in the SAI.

Share Trading Prices

The price of Fund shares is based on market price, which may differ from the Fund's daily NAV per share and can be affected by market forces of supply and demand, economic conditions and other factors. The Exchange intends to disseminate the approximate value of the portfolio underlying a share of the Fund every fifteen seconds. This approximate value should not be viewed as a "real-time" update of the NAV per share of the Fund because the approximate value may not be calculated in the same manner as the NAV per share, which is computed once a day. The Fund is not involved in, or responsible for, the calculation or dissemination of such values and makes no warranty as to their accuracy.

Premium Discount Information

Information showing the number of days the market price of the Fund's shares was greater than the Fund's NAV per share (*i.e.*, premium) and the number of days it was less than the Fund's NAV per share (*i.e.*, discount) for various time periods is available by visiting the Fund's website at www.etspreads.com.

Dividends and Distributions
The Fund pays out dividends and distributes its net capital gains, if any, to shareholders at least annually.

Active Investors and Market Timing
Shares of the Fund are listed for trading on the Exchange, which allows retail investors to purchase and sell individual shares at market prices throughout the trading day similar to other publicly traded securities. Because these secondary market trades do not involve the Fund directly, it is unlikely that secondary market trading would cause any harmful effects of market timing for example: dilution, disruption of portfolio management, increases in the Fund's trading costs or realization of capital gains. The Board has determined not to adopt policies and procedures designed to prevent or monitor for frequent purchases and redemptions of the Fund's shares because the Fund sells and redeems its shares at NAV only in Creation Units pursuant to the terms of a Participant Agreement between the Distributor and an Authorized Participant, principally in exchange for a basket of securities that mirrors the composition of the Fund's portfolio and a specified amount of cash. Direct trading by Authorized Participants is critical to ensuring that the Fund's shares trade at or close to NAV. The Fund also imposes transaction fees on such Creation Unit transactions that are designed to offset the Fund's transfer and other transaction costs associated with the issuance and redemption of the Creation Unit shares.

Investing in the Fund
For more information on how to buy and sell shares of the Fund, call the Trust at (800) XXX.XXXX or visit the Fund's website at www.etspreads.com.

TAX CONSEQUENCES

The following is a summary of some important tax issues that affect the Funds and shareholders. The summary is based on current tax laws, which may be changed by legislative, judicial or administrative action. The summary is very general, and does not address investors subject to special rules, such as investors who hold shares through an IRA, 401(k) or other tax-deferred account. More information about taxes is located in the SAI. You are urged to consult your tax advisor regarding specific questions as to federal, state and local income taxes.

Tax Status of the Funds

Each Fund is treated as a separate entity for federal tax purposes and intends to qualify for the special tax treatment afforded to regulated investment companies ("RICs") under the Internal Revenue Code. In order to qualify for the favorable U.S. federal income tax treatment accorded to RICs, the Fund, among other things, must derive at least 90% of its gross income in each taxable year from certain categories of income, diversify its holdings to satisfy certain diversification tests, and distribute annually to its shareholders at least 90% of its ordinary income realized net short-term capital gains. As long as the Fund qualifies for treatment as a RIC, it pays no federal income tax on the earnings it distributes to shareholders. If the Fund were to fail to qualify as a regulated investment company, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income.

Tax Status of Distributions

The Funds will, at least annually, distribute substantially all of their net investment income and net capital gains income.

The income dividends and short-term capital gains distributions you receive from your Fund will be taxed as either ordinary income or qualified dividend income. Dividends reported by the Funds as qualified dividend income, subject to certain minimum holding period requirements, are eligible for the reduced maximum rate to individuals of 20% (a 0% or 15% maximum rate applies to individuals in lower tax brackets).   The Funds' strategies may limit its ability to distribute dividends eligible for treatment as qualified dividend income.

Corporate shareholders may be entitled to a dividends-received deduction for the portion of dividends they receive that are attributable to dividends received by the Funds (directly or in some cases indirectly) from U.S. corporations, subject to certain limitations.   The Funds' trading strategies may limit its ability to distribute dividends eligible to for the dividends-received deduction for corporations.

Any distributions of net capital gain (the excess of the Fund's net long-term capital gains over its net short-term capital losses) that you receive from a Fund are taxable as long-term capital gains regardless of how long you have owned your shares. Long-term capital gains are currently taxed to non-corporate shareholders at a maximum rate of 20% (a 0% or 15% maximum rate applies to individuals in lower tax brackets).

Dividends and distributions are generally taxable to you whether you receive them in cash or reinvest in additional shares.

Distributions paid in January but declared by the Funds in October, November or December of the previous year may be taxable to you in the previous year.

The Funds or your broker will inform you of the amount of ordinary income, dividend income, foreign tax credits, and net capital gain distributions received from the Funds shortly after the close of each calendar year.

Taxes on Exchange Listed Share Sales

Currently, any capital gain or loss realized upon a sale of shares is generally treated as long-term capital gain or loss if the shares have been held for more than one year and as short-term capital gain or loss if the shares have been held for one year or less, except that any capital loss on the sale of shares held for six months or less is treated as long-term capital loss to the extent of amounts treated as distributions of long- term capital gains to the shareholder with respect to such shares.

Derivatives and Complex Securities

The Funds will invest in complex securities such as swaps, derivatives, transactions treated as straddles for U.S. federal income tax purposes, and futures contracts. These investments may be subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the Fund are treated as ordinary income or capital gain, accelerate the recognition of income to a Fund, cause income or gain to be recognized even though corresponding cash is not received by the Fund and/or defer the Fund's ability to recognize losses. In turn, those rules may affect the amount, timing or character of the income distributed by a Fund. Additional information regarding the investments in complex securities can be found in the SAI.

Medicare Tax

U.S. individuals with income exceeding $200,000 ($250,000 if married and filing jointly) will be subject to a 3.8% Medicare contribution tax on their "net investment income," including interest, dividends, and capital gains (including capital gains realized on the sale or exchange of shares).

Non-U.S. Investors

If you are not a citizen or permanent resident of the United States, each Fund's ordinary income dividends will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies or unless such income is effectively connected with a U.S. trade or business.

Distributions paid after December 31, 2013 and sale proceeds paid after December 31, 2016 to a shareholder that is a "foreign financial institution" as defined in Section 1471 of the Internal Revenue Code and that does not meet the requirements imposed on foreign financial institutions by Section 1471 will generally be subject to withholding tax at a 30% rate. Distributions paid after December 31, 2013 and sale proceeds paid after December 31, 2016 to a non-U.S. shareholder that is not a foreign financial institution will generally be subject to such withholding tax if the shareholder fails to make certain required certifications.

Backup Withholding

Each Fund will be required in certain cases to withhold (as "backup withholding") on amounts payable to any shareholder who (1) has provided the Fund either an incorrect tax identification number or no number at all, (2) is subject to backup withholding by the Internal Revenue Service for failure to properly report payments of interest or dividends, (3) has failed to certify to the Fund that such shareholder is not subject to backup withholding, or (4) has not certified that such shareholder is a U.S. person (including a U.S. resident alien). Backup withholding will not, however, be applied to payments that have been subject to the 30% withholding tax applicable to shareholders who are neither citizens nor residents of the United States.

The foregoing discussion summarizes some of the consequences under current U.S. federal tax law of an investment in the Funds. It is not a substitute for personal tax advice. You may also be subject to state and local taxation on Fund distributions and sales of shares. Consult your personal tax advisor about the potential tax consequences of an investment in shares of the Fund under all applicable tax laws.

Creations and Redemptions

Prior to trading in the secondary market, shares of the Funds are "created" at NAV by market makers, large investors and institutions only in block-size Creation Units of xx shares or multiples thereof. Each "creator" or "Authorized Participant" enters into an authorized participant agreement with the Funds' distributor, ALPS Distributions (the "Distributor").

A creation transaction which is subject to acceptance by the transfer agent, generally takes place when an Authorized Participant deposits into the Fund a designed portfolio of securities (including any portion of such securities for which cash may be substituted) and a specified amount of cash approximating the holdings of the Funds in exchange for a specified number of Creation Units. To the extent practicable, the composition of such portfolio generally corresponds pro-rata to the holdings of the Funds.

Similarly, shares can be redeemed only in Creation Units, generally for a designed portfolio of securities (including any portion of such securities for which cash may be substituted) held by the Fund and a specified amount of cash. Except when aggregated in Creation Units, shares are not redeemable by the Fund.

The prices at which creations and redemptions occur are based on the next calculation of NAV after a creation or redemption order is received in an acceptable form under the authorized participant agreement.

Costs Associated with Creations and Redemptions

Authorized Participants are charged standard creation and redemption, transaction fees to offset transfer processing and other transaction costs associated with issuance and redemption of Creation Units. The standard creation and redemption transaction fees are set forth in the table below.

The standard creation transaction fee is charged to the Authorized Participant on the day such Authorized Participant creates a Creation Unit, and is the same regardless of the number of Creation Units purchased by the Authorized Participant on the applicable business day. Similarly, the standard redemption transaction fee is charged to the Authorized Participant on the day such Authorized Participant redeems a Creation Unit, and is the same regardless of the number of Creation Units redeemed by the Authorized Participant on the applicable business day.

Approximate Value of a Creation Unit	Creation Unit Size	Standard Creation/Redemption Transaction Fee	Maximum Additional Charge for Creations*	Maximum Additional Charge for Redemptions*
$x,xxx,xxx	Xx,xxx	$x, xx	x.x%	x.x%

*As a percentage of the net asset value per Creation Unit, inclusive, in the case of redemptions, of the standard redemption transaction fee.

FINANCIAL HIGHLIGHTS

Financial Statements and Annual Reports will be available after the Fund has completed a fiscal year of operations.

Advisor
ETSpreads, LLC
44 Montgomery Street, #2100
San Francisco, CA 94104

Distributor
ALPS Fund Services, LLC
1290 Broadway, Suite 1100,
Denver, CO 80203

Legal Counsel
Reed Smith LLP
225 Fifth Avenue, Pittsburgh, PA
Sutherland Asbill & Brennan LLP
700 6th Street NW, Suite 700
Washington, DC 20001

Administrator, Custodian & Transfer Agent
The Bank of New York Mellon
101 Barclay Street
New York, New York 10286

Summary Report: **Litéra® Change-Pro TDC 7.0.0.280 Document Comparison done on 8/8/2013 4:13:46 PM**	
Style Name: Default Style	
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Changes:	
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